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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of June 1, 2000


                                 CERTICOM CORP.
     ---------------------------------------------------------------------
                (Translation of Registrant's Name Into English)



            5520 Explorer Drive, Mississauga, Ontario L4W 5L1 Canada
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                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                  Form 20-F                      Form 40-F   X
                            -----                          -----


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                         Yes                        No   X
                             -----                     -----


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):            .)
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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                                         CERTICOM CORP.
                                                 ------------------------------
                                                          (Registrant)



Date: June 1, 2000                           By:  /s/ Richard D. Brounstein
                                                 ------------------------------
                                                 Name: Richard D. Brounstein
                                                 Title: Chief Financial Officer










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                            [LOGO CANADA NEWSWIRE]

                  Give your message. We'll give you the world.

     News release via Canada NewsWire, Toronto 416-863-9350

                                                                 [CERTICOM LOGO]

            Attention Business Editors:

            AGILENT FIREHUNTER SELECTS CERTICOM'S SSL PLUS AS THE STANDARD SSL IMPLEMENTATION FOR E-COMMERCE SERVICE ASSURANCE


            HAYWARD, CA, June 1 /CNW/ - Certicom (Nasdaq: CERT and TSE: CIC), a leading provider of m-commerce security, today announced a license agreement with Agilent Technologies Firehunter (NYSE: A) to integrate Certicom's market leading SSL Plus(TM) technology with Firehunter's suite of products, a premier family of Internet service-assurance solutions for e-business.

            The SSL 3.0 protocol is the industry standard for securing electronic data, and SSL Plus is the leading commercial SSL implementation in the marketplace, providing authentication, confidentiality, and message integrity as part of any networked application. With the integration of SSL Plus into Firehunter, customers can more accurately measure and maintain the quality-of-service in their real-world secured environments.

            "The integration of Firehunter and Certicom's innovative technologies can significantly enhance the operation of e-commerce sites by ensuring that secure web services run smoothly," said Bruce Fischer, director of product development, Firehunter business. "We selected Certicom's SSL Plus because it is the most effective and widely deployed technology of its kind, and complements Firehunter's ability to continuously monitor performance of the entire infrastructure that supports e-commerce. Both ISP hosts of e-commerce sites and e-commerce vendors will benefit from this agreement between two market leaders."

            Firehunter, the industry's popular Internet Service Assurance solution for e-business, provides service-level monitoring, reporting and automated SLA management resulting in immediate revenue gains for Service Providers around the world. Firehunter/e-Commerce provides comprehensive performance measurements that allow ISPs to make verifiable business-oriented service level assurance (SLA) agreements with e-commerce vendors. The software can track real-time SLA compliance, identify potential problems anywhere within the infrastructure, alert the appropriate people and systems and trigger other applications to correct problems. Certicom's SSL technology offers Firehunter/e-Commerce users increased ability to accurately assess their e-business performance.

            Certicom's SSL Plus enables non-crypto engineers to add fully secure SSL functionality rapidly and with confidence to their applications or embedded systems. SSL Plus can be used to secure a wide range of network application from Web browsers to embedded applications.

            "Many of today's enterprise and electronic commerce applications rely on

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                                                                    PAGE 2 OF 3

Certicom's SSL technology as the foundation for security," said Rick
Dalmazzi, president of Certicom. "Agilent Firehunter products will now be able to offer their customers the ability to provide service assurance at their most important secure sites."

            About SSL Plus

            SSL Plus is the most widely deployed and trusted commercial toolkit available for SSL (Secure Sockets Layer), the dominant security protocol used in the majority of secure networked applications and products worldwide. The SSL Plus toolkit is used by leading companies such as Oracle, Sun Microsystems, Lotus and Intuit to build security into a wide range of applications and products for the Internet, intranets, and corporate networks, from traditional Web browsers and servers to home banking products, handheld devices, and legacy mainframes.

            About Firehunter

            The Firehunter family of service-assurance solutions for e-business provides vital functionality for proactively managing the performance and availability of business-critical services, including network performance management, Web hosting and e-Commerce. Firehunter supports service-level monitoring and reporting in addition to SLA management, resulting in assured, verified service levels for optimal quality of service and customer satisfaction. These powerful capabilities enable service providers to troubleshoot rapidly, improve operational efficiency and realize immediate revenue gains.

            Information on Firehunter can be found at www.firehunter.com

            About Agilent Technologies

            Agilent Technologies Inc (NYSE:A) is a diversified technology company, resulting from Hewlett-Packard Company's plan to strategically realign itself into two fully independent companies. With approximately 43,000 employees serving customers in more than 120 countries, Agilent Technologies is a global leader in designing and manufacturing test, measurement and monitoring instruments, systems and solutions, and semiconductor and optical components. The company serves markets that include communications, electronics, life sciences and healthcare. In fiscal year 1999, the businesses comprising Agilent, then a subsidiary of HP, had net revenue of more than $8.3 billion.

            Information about Agilent Technologies, Inc can be found on the Web at www.agilent.com.

            About Certicom

            Certicom is an encryption technology company specializing in security solutions for mobile computing and wireless data markets, including m-commerce. Major computing and communications companies such as Palm Inc., BellSouth Wireless Data, Motorola, Pitney Bowes, and QUALCOMM incorporate Certicom's technology into electronic commerce software, wireless messaging applications, and smart cards. Certicom is a leading source for a complete range of OEM security products and services, including cryptographic toolkits, custom implementations, and security integration services and consulting. Certicom's worldwide sales and marketing operations are based in Hayward, California, with cryptographic research and product development in Toronto, Canada. For more information, visit Certicom's Web site at http://www.certicom.com.

            Certicom and SSL Plus are registered trademarks of Certicom Corp. All other companies and products listed herein are trademarks or registered trademarks of their respective holders.

            Except for historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the acceptance of mobile and wireless devices and the continued growth of e-commerce and m-commerce (mobile e-commerce), the increase of the demand for mutual authentication in m-commerce transactions, the acceptance of Elliptic Curve Cryptography (ECC)

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                                                                    PAGE 3 OF 3

technology as an industry standard, the market acceptance of our principal products and sales of our customer's products, the impact of competitive products and technologies, the possibility of our products infringing patents and other intellectual property of third parties, and costs of product development. Certicom will not update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect Certicom's financial results is included in the documents Certicom files from time to time with the Securities and Exchange Commission and Canadian securities regulatory authorities including Certicom's Registration Statement on Form F-10.

            For further information: for Certicom: Lorraine Kauffman, Public Relations, Certicom Corp., (510) 780-5417, lkauffman@certicom.com; for Agilent Technologies: Debbie Madden, Agilent Technologies, Inc.,
(970) 288-3303, debbie_madden@agilent.com; Jessica Johannes, Lutchansky Communications for Certicom, (408) 938-9050 x 15, jessica(at)lcomm.com